UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-1F/A

 (Amendment No. 6)

TENDER OFFER STATEMENT PURSUANT TO RULE 14d-1(b) UNDER THE

SECURITIES EXCHANGE ACT OF 1934

MIRAMAR MINING CORPORATION

(Name of Subject Company)

British Columbia, Canada

(Jurisdiction of Subject Company’s Incorporation or Organization)

NEWMONT MINING CORPORATION

NEWMONT MINING B.C. LIMITED

(Bidder)

Common Shares

(Title of Class of Securities)

60466E100

(CUSIP Number of Class Securities)

Sharon E. Thomas

Vice President and Secretary

Newmont Mining Corporation

1700 Lincoln Street

Denver, Colorado 80203

 (303) 863-7414

(Name, address (including zip code) and telephone number (including area code) of person(s) authorized to receive notices and communications on behalf of bidder)

With copies to:

Jonathan Lampe, Esq.	David A. Katz, Esq.
Goodmans LLP	Wachtell, Lipton, Rosen & Katz
250 Yonge Street	51 West 52nd St.
Suite 2400, Box 24	New York, NY 10019
Toronto, Ontario M5B 2M6
(416) 979-2211	(212) 403-1000

January 18, 2008

(Date tender offer published, sent or given to security holders)

CALCULATION OF FILING FEE*

Transaction Valuation	Amount of Filing Fee
$ 219,024,893	$ 6,724.06

*  For purposes of determining the filing fee pursuant to General Instruction II.C to Schedule 14D-1F, the transaction value of the subject company’s common shares held in the United States, assuming acceptance of the Offer by all holders of the subject company’s shares in the United States, is calculated as follows:  the product of (x) 33,410,223, the number of subject company common shares estimated to be held by shareholders in the United States as of October 30, 2007, (y) CAD$6.25, the price to be paid per common share of the subject company pursuant to the Offer, and (z) 1.0489, the inverse of the Federal Reserve Bank of New York’s noon buying rate for Canadian dollars on October 30, 2007.

☐  Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$6,724.06	Form or Registration No:	005-49693

Filing Party:	Newmont Mining Corporation

Form:	SC14D-1F	Date Filed:	October 31, 2007

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

The bidder has filed the following as Exhibits to this Schedule:

Exhibit Number	Description
99.1.1

Joint Press Release of Newmont Mining Corporation and Miramar Mining Corporation, issued October 9, 2007 (incorporated by reference to Exhibit 99.1 to Newmont Mining Corporation’s Form 8-K, filed with the Commission on October 10, 2007).

99.1.2

Joint Press Release of Newmont Mining Corporation and Miramar Mining Corporation, issued December 6, 2007 (previously filed with Newmont Mining Corporation’s Schedule 14D-1F/A (Amendment No. 2), filed with the Commission on December 7, 2007).

99.1.3

Press Release of Newmont Mining Corporation, issued December 21, 2007 (previously filed with Newmont Mining Corporation’s Schedule 14D-1F/A (Amendment No. 3), filed with the Commission on December 26, 2007).

99.1.4

Press Release of Newmont Mining Corporation, issued January 4, 2008 (previously filed with Newmont Mining Corporation’s Schedule 14D-1F/A (Amendment No. 4), filed with the Commission on January 7, 2008).

99.1.5	Press Release of Newmont Mining Corporation, issued January 18, 2008.

99.2.1

Support Agreement dated October 8, 2007, among Newmont, Acquisition Sub and Miramar, (incorporated by reference from Exhibit 7.3 to Newmont Mining Corporation’s Schedule 13D filed with the Commission on October 9, 2007).

99.3.1

Form of Lock-Up Agreement between Newmont, Acquisition Sub and each of the officers and directors listed on Annex C, each of which is dated October 8, 2007 (which Form of Lock-Up Agreement and Annex C are incorporated herein by reference from Exhibit 7.4 and Annex C, respectively, to Newmont Mining Corporation’s Schedule 13D filed with the Commission on October 9, 2007).

99.4.1

Notice of Compulsory Acquisition, dated January 14, 2008, as sent to Shareholders of Miramar Mining Corporation (previously filed with Newmont Mining Corporation’s Schedule 14D-1F/A (Amendment No. 5), filed with the Commission on January 15, 2008).

PART III — UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

1.             Undertakings

(a)                                  The bidder undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

(b)                                 The bidder undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial laws, regulations or policies, or otherwise discloses, information regarding purchases of the issuer’s securities in connection with the cash tender or exchange offer covered by this Schedule.  Such information shall be set forth in amendments to this Schedule.

2.                                       Consent to Service of Process

(a)                                  At the time of filing this Schedule the bidder has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

(b)                                 Any change to the name or address of a registrant’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the registrant.

PART IV — SIGNATURES

By signing this Schedule, Newmont Mining Corporation and Newmont Mining B.C. Limited consent without the power of revocation that any administrative subpoena may be served or any administrative proceeding, civil suit or civil action where the cause of action arises out of or is related to or concerns any offering made or purported to be made in connection with the filing on Schedule 14D-1F/A or any purchases or sales of any security in connection therewith, may be commenced against either or both of them in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon the registrant’s designated agent.

After due inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 22, 2008

NEWMONT MINING CORPORATION

By:	/s/ Sharon E. Thomas
Name: Sharon E. Thomas
Title:Vice President and Secretary

NEWMONT MINING B.C. LIMITED

By:	/s/ Blake M. Rhodes
Name: Blake M. Rhodes
Title: Secretary

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
99.1.1

Joint Press Release of Newmont Mining Corporation and Miramar Mining Corporation, issued October 9, 2007 (incorporated by reference to Exhibit 99.1 to Newmont Mining Corporation’s Form 8-K, filed with the Commission on October 10, 2007).

99.1.2

Joint Press Release of Newmont Mining Corporation and Miramar Mining Corporation, issued December 6, 2007 (previously filed with Newmont Mining Corporation’s Schedule 14D-1F/A (Amendment No. 2), filed with the Commission on December 7, 2007).

99.1.3

Press Release of Newmont Mining Corporation, issued December 21, 2007 (previously filed with Newmont Mining Corporation’s Schedule 14D-1F/A (Amendment No. 3), filed with the Commission on December 26, 2007).

99.1.4

Press Release of Newmont Mining Corporation, issued January 4, 2008 (previously filed with Newmont Mining Corporation’s Schedule 14D-1F/A (Amendment No. 4), filed with the Commission on January 7, 2008).

99.1.5	Press Release of Newmont Mining Corporation, issued January 18, 2008.

99.2.1

Support Agreement dated October 8, 2007, among Newmont, Acquisition Sub and Miramar, (incorporated by reference from Exhibit 7.3 to Newmont Mining Corporation’s Schedule 13D filed with the Commission on October 9, 2007).

99.3.1

Form of Lock-Up Agreement between Newmont, Acquisition Sub and each of the officers and directors listed on Annex C, each of which is dated October 8, 2007 (which Form of Lock-Up Agreement and Annex C are incorporated herein by reference from Exhibit 7.4 and Annex C, respectively, to Newmont Mining Corporation’s Schedule 13D filed with the Commission on October 9, 2007).

99.4.1	Notice of Compulsory Acquisition, dated January 14, 2008, as sent to Shareholders of Miramar Mining Corporation.